NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the holders (the "Shareholders") of common shares ("Common Shares") of Metalla Royalty & Streaming Ltd. (the "Corporation") will be held via teleconference on Tuesday, June 27, 2023 at 10:00 a.m. (Vancouver Time) for the following purposes (which are further described in the Corporation's information circular ("Circular") and available on the Corporation's website at www.metallaroyalty.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov):

1. To receive and consider the report of the directors to the Shareholders and the audited financial statements of the Corporation for the year ended December 31, 2022 together with the auditor's report thereon. See the section titled "Particulars of Matters to be Acted Upon - Financial Statements, Audit Report and Management's Discussion & Analysis" in the Circular.

2. To set the number of directors to be elected at the Meeting at six (6). See the section titled "Particulars of Matters to be Acted Upon - Set Number of Directors to be Elected" in the Circular.

3. To elect the directors of the Corporation for the ensuing year. See the section titled "Particulars of Matters to be Acted Upon - Election of Directors" in the Circular.

4. To appoint KPMG LLP, Chartered Professional Accountants, as auditors of the Corporation for the ensuing year at a remuneration to be approved by the board of directors. See the section titled "Particulars of Matters to be Acted Upon - Appointment and Remuneration of Auditor" in the Circular.

5. To consider and, if thought advisable, to pass, with or without variation, an ordinary resolution to approve the Corporation's Current Share Compensation Plan. See the section titled "Particulars of Matters to be Acted Upon - Approval of Current Share Compensation Plan" in the Circular.

6. To transact such other business as may properly come before the Meeting.

Important Notice

The Meeting will be held via teleconference. You will not be able to attend the meeting physically. Shareholders will have the opportunity to participate at the Meeting via teleconference regardless of their geographic location by calling (toll-free) 1-833-512-2295 (Canada) or 1-844-621-3956 (USA). Callers should dial in fifteen to twenty minutes prior to the scheduled time of the Meeting and input conference code 2774 913 2259 to join the Meeting. Please refer to the sections entitled "Appointment of Proxyholders and Completion and Revocation of Proxies and VIFs" and "Voting of Proxies and VIFs" in the Circular for details on how to vote at the Meeting. Shareholders will not be able to vote through the teleconference call and we encourage Shareholders to vote their Common Shares prior to the Meeting by any of the means described in the Circular.

Only Shareholders of record as at the close of business on May 10, 2023 are entitled to notice of the Meeting. Shareholders are reminded to review the Circular before voting.

DATED at Vancouver, British Columbia this 23rd day of May, 2023.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) "Kim C. Casswell"

Kim C. Casswell

Corporate Secretary

It is desirable that as many Common Shares as possible be represented at the Meeting. Please complete the enclosed Form of Proxy (or Request for Voting Instructions, a "VIF") and return it as soon as possible. To be valid, all Proxies must returned to the offices of the Registrar and Transfer Agent of the Corporation, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada. Non-registered owners of the Common Shares must return their completed VIFs in accordance with the instructions given by their financial institution or other intermediary that sent it to them. Proxies and VIFs must be received no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof Late Proxies and VIFs may be accepted or rejected by the Chairman of the Meeting in his discretion and the Chairman of the Meeting is under no obligation to accept any particular late Proxy or VIF.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.